UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

OPAL Fuels Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

68347P103
(CUSIP Number)

Charles E. Sieving, Esq.
Executive Vice President & General Counsel
NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408
(561) 694-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

December 29, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68347P103	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

NextEra Energy, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,158,547(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,158,547(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,158,547(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

HC

1	Reflects 2,158,547 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), owned by Mendocino Capital, LLC, a wholly owned subsidiary of NextEra Energy, Inc., a publicly traded company with its common stock listed on the New York Stock Exchange under the symbol “NEE”.

2
The percentage used herein and in the rest of this Schedule 13D is calculated calculated based upon 27,975,260 shares of the Issuer’s Class A Common Stock outstanding as of November 11, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 68347P103	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Mendocino Capital, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,158,547(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,158,547(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,158,547(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

1	Reflects 2,158,547 shares of Class A Common Stock owned by Mendocino Capital, LLC, a wholly owned subsidiary of NextEra Energy, Inc., a publicly traded company with its common stock listed on the New York Stock Exchange under the symbol “NEE”.

2	The percentage used herein and in the rest of this Schedule 13D is calculated based upon 27,975,260 shares of the Issuer’s Class A Common Stock outstanding as of November 11, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 68347P103	SCHEDULE 13D

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of OPAL Fuels Inc. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on August 1, 2022, (the “Original Schedule 13D,” and as amended by Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 2.  Identity and Background.

The second and third paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:

Schedule I attached hereto lists the directors and executive officers of NEE (the “Related Parties”) and their respective principal occupation, address and citizenship.

During the last five years, the Reporting Person has not, and, to the Reporting Person’s knowledge, none of the Related Parties has, (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) of the Schedule 13D are hereby amended and restated to read as follows:

Items 5(a) and (b):

The information set forth on the cover page of this Schedule 13D is incorporated herein.

Item 5(c):

The Reporting Persons have sold 341,453 shares of Class A Common Stock in the following transactions during the past 60 days. All shares of Class A Common Stock reported below were sold by Mendocino in the open market.

Date	Number of Shares Sold	Average Sale Price
12/20/23	52,621	$ 5.43
12/21/23	48,830	$ 5.39
12/22/23	67,098	$ 5.46
12/26/23	52,755	$ 5.43
12/27/23	28,696	$ 5.63
12/28/23	9,278	$ 5.70
12/29/23	65,667	$ 5.48
01/02/24	6,505	$ 5.36
01/03/24	9,203	$ 5.34
01/04/24	800	$ 5.30

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:            January 5, 2024

NEXTERA ENERGY, INC.

By:	/s/ Mark Hickson
Name:	Mark Hickson
Title:	Executive Vice President, Corporate Development and Strategy

MENDOCINO CAPITAL, LLC

By:	/s/ Mark Hickson
Name:	Mark Hickson
Title:	President

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT
We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date:            January 5, 2024

NEXTERA ENERGY, INC.

By:	/s/ Mark Hickson
Name:	Mark Hickson
Title:	Executive Vice President, Corporate Development and Strategy

MENDOCINO CAPITAL, LLC

By:	/s/ Mark Hickson
Name:	Mark Hickson
Title:	President

Schedule I

The name, present principal occupation or employment and citizenship of each of the directors and executive officers of NEE are set forth below. The business address of each individual is c/o NextEra Energy, Inc., 700 Universe Boulevard, Juno Beach, Florida 33408

Name of Director of NEE	Principal Occupation or Employment	Citizenship
Nicole S. Arnaboldi	Partner at Oak Hill Capital Management	United States
Sherry S. Barrat	Retired Vice Chairman of Northern Trust Corporation	United States
James L. Camaren	Private investor	United States
Kenneth B. Dunn	Emeritus Professor of Financial Economics at the David A. Tepper School of Business at Carnegie Mellon University	United States
Naren K. Gursahaney	Retired President and CEO of The ADT Corporation	United States
Kirk S. Hachigian	Retired Chairman of the Board of JELD-WEN Holding, Inc.	United States
Maria Henry	Retired Chief Financial Officer of Kimberly-Clark Corporation	United States
John W. Ketchum	Chairman, President and Chief Executive Officer of NEE	United States
Amy B. Lane	Retired Managing Director and Group Leader of Global Retailing Investment Banking Group of Merrill Lynch & Co., Inc.	United States
David L. Porges	Retired Chairman of the Board of Equitrans Midstream Corporation	United States
Dev Stahlkopf	Executive Vice President and Chief Legal Officer of Cisco Systems, Inc.	United States
John Arthur Stall	Retired President of NextEra Energy’s nuclear division	United States
Darryl L. Wilson	Retired Vice President, Commercial of GE Power, a business of GE	United States
Name of Executive Officer of NEE	Principal Occupation or Employment	Citizenship
T. Kirk Crews	Executive Vice President, Finance and Chief Financial Officer of NEE	United States
Nicole Daggs	Executive Vice President, Human Resources and Corporate Services of NEE	United States
Michael Dunne	Treasurer and Assistant Secretary of NEE	United States
Mark E. Hickson	Executive Vice President, Corporate Development and Strategy of NEE	United States
John W. Ketchum	Chairman, President and Chief Executive Officer of NEE	United States
Rebecca J. Kujawa	President and CEO of NextEra Energy Resources, LLC	United States
Mark Lemasney	Executive Vice President, Power Generation Division of NEE	Ireland
James M. May	Vice President, Controller and Chief Accounting Officer of NEE	United States
Armando Pimentel	President and CEO, Florida Power & Light Company	United States
Ronald R. Reagan	Executive Vice President, Engineering, Construction and Integrated Supply Chain of NEE	United States
Charles E. Sieving	Executive Vice President & General Counsel of NEE	United States